Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-207239

AMERICAN EXPRESS COMPANY

$400,000,000

FLOATING RATE NOTES DUE AUGUST 1, 2022

Terms and Conditions

Issuer:	American Express Company

Expected Ratings(1):	A3/BBB+/A (Stable/Stable/Negative) (Moody’s/S&P/Fitch)

Ranking:	Senior unsecured

Trade Date:	July 27, 2017

Settlement Date:	August 1, 2017 (T+3 days)

Maturity Date:	August 1, 2022

Par Amount:	$400,000,000

Day Count:	Actual / 360

Base Rate:	Three-Month LIBOR (Reuters)

Spread:	+61 bps

Public Offering Price:	100.000%

Underwriters’ Commission:	0.350%

Net Proceeds to American Express:	$398,600,000 (before expenses)

Interest Payment Dates and Interest Reset Dates:

Interest on the notes is payable on February 1, May 1, August 1 and November 1 of each year, beginning November 1, 2017. If the Interest Payment Date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day (unless the next Business Day is in the next calendar month, in which case payment will be paid on the immediately preceding Business Day)

Interest Periods:

Quarterly. The initial period will be the period from, and including the Settlement Date to, but excluding November 1, 2017, the Initial Payment Date. The subsequent interest periods will be the periods from, and including the applicable Interest Payment Date to, but excluding, the next Interest Payment Date or the Maturity Date, as applicable

Interest Determination Dates:	Second London banking day prior to applicable Interest Reset Date

Redemption:

American Express Company may redeem the notes, in whole or in part, on or after the date that is 31 days prior to the Maturity Date at a redemption price equal to the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to the date fixed for redemption. The notes may be redeemed prior to the date that is 31 days prior to the maturity date if certain events occur involving United States taxation

Listing:	The notes will not be listed on any exchange

Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	025816BN8

ISIN:	US025816BN86

Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	BMO Capital Markets Corp.
Lloyds Securities Inc.
MUFG Securities Americas Inc.
RBS Securities Inc.
TD Securities (USA) LLC

Junior Co-Managers:	The Williams Capital Group, L.P.
Westpac Banking Corporation

(1)  An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate.  The rating of the notes should be evaluated independently from similar ratings of other securities.  A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus dated October 2, 2015) and a preliminary prospectus supplement, dated July 27, 2017, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146 or by email at prospectus@citi.com, HSBC Securities (USA) Inc. at 1-866-811-8049, or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or by email dg.prospectus_requests@baml.com.